Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 02/08/2021 06:08 PM
Original ID: 2019-000861613
Amendment ID: 2021-003125008

Profit Corporation
Articles of Amendment

1. Corporation name:

Jaison Phytochem, Inc.

2. Article number(s) V. is amended as follows:

**Article number(s) is not your filing ID number. Example: 2000-000123456*

The number of Common Shares the corporation will have the authority to issue are: 3,000,000,000.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 12/30/2020
(Date – mm/dd/yyyy)

RECEIVED
JAN 28 2021
WYOMING
SECRETARY OF STATE